Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Date: June 17, 2021

All Employee Memo

When: Thursday, June 17, 2021, 7:32 am ET

From: Tom Logan

To: All Employees

Subject: Mirion is Going Public!

Attachments: FAQs, Social Media Policy

Colleagues,

This morning, we announced our plans to become a publicly traded company through a business combination with GS Acquisition Holdings Corp II (NYSE: GSAH). This is a milestone day for Mirion, and I want to thank you all for your hard work and dedication to our collective success.

This highly strategic transaction will provide Mirion with significant additional financial resources that will enable us to accelerate our growth, pay down our debt, enhance our market leading product innovation strategy and capitalize on our many opportunities to create value across the nuclear, diversified industrial and medical segments. Going public will both strengthen our business and enhance our capital structure, helping us to solidify our position as a global leader in ionizing radiation detection and measurement technologies. The transaction is subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of GS Acquisition Holdings Corp II’s stockholders.

This accomplishment is a testament to the exceptional technology and the efficient, differentiated business that our talented team has built together. We believe that this transaction will provide significant growth opportunities for our company, our partners, our customers, and our entire team.

As part of the go-public transaction, we will welcome Larry Kingsley, the former CEO of IDEX and Pall Corporations, as the Executive Chairman of our Board at closing. Larry is a widely respected diversified industrial executive who brings tremendous experience guiding companies grounded in differentiated technology, and we look forward to his support as we enter this next phase of our business as a public company.

However, please know that it is business as usual at Mirion, and there will be no meaningful changes to the team or our day-to-day operations. We will continue to operate under the Mirion name, and I will continue to guide our company as CEO with the support of our experienced executive team. Upon the completion of the business combination, which we expect to occur in the third or fourth quarter of 2021, Mirion will trade on the NYSE under the new ticker symbol “MIR”, poised for long-term growth with greater access to capital as a public company.

As we enter this new chapter, there are some rules we must all immediately follow. The Securities and Exchange Commission (the “SEC”) has strict guidelines governing public disclosures. To avoid any repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials.

Accordingly, I ask that you refrain from making statements about our company or this event on open forums (including online, to friends, on Facebook, Twitter, LinkedIn, via email, or to existing or prospective clients, etc.). Confidentiality will be critical as we move through the business combination process and assume operations as a public company.

Should you receive any press or investor inquiries, please forward details of media inquiries to our team at MirionPR@icrinc.com, and investor inquiries to Tom Knott at tom.knott@gs.com, who can help handle these requests appropriately during this sensitive time.

In addition, GSAH is currently a publicly traded company on the New York Stock Exchange and trading in GSAH securities are subject to U.S. insider trading laws regarding the use of material non-public information. Accordingly, you should not trade GSAH shares, warrants or any related products like options, futures, or other derivatives during the pendency of the business combination.

If you have any questions, please send them to gopublic@mirion.com. In the interim, the attached “Frequently Asked Questions” document addresses many of the relevant logistics, regulations, and duties attached to the new business structure required of public company employees, as well as guidelines for external communications.

During this exciting time and beyond, we ask that you please remain focused on execution and operational excellence as we continue to sustain our global growth, advance our innovative portfolio of radiation monitoring, measurement and analysis solutions, and serve our partners and customers.

Finally, I want to extend another thank you to every member of the Mirion team. I am extremely proud of what we have achieved together, and I look forward to working with you through this next phase of our evolution to continue to apply our unrivaled expertise in ionizing radiation to supporting our customers and communities around the world.

Best regards,

Thomas Logan

Chairman & CEO

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MIRION IS GOING PUBLIC!

Typical Public Company FAQs

Q – What is the change occurring at Mirion?

A – Mirion is planning to become a publicly traded company, and the newly combined company is expected to be listed on the NYSE under the new ticker symbol “MIR” at closing. We are combining with a special purpose acquisition company (SPAC), GS Acquisition Holdings Corp II (NYSE: GSAH). The transaction remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of GS Acquisition Holdings Corp II’s stockholders.

Q – Who are the new investors in Mirion?

A – Several institutional investors will become new investors in Mirion through our partnership with GS Acquisition Holdings Corp II, a special purpose acquisition corporation (SPAC), that was formed for the purpose of combining with one or more businesses and remaining a public company. We are excited to be partnered with the GS Acquisition Holdings Corp II team.

Mirion chose GS Acquisition Holdings Corp II as our partner because of its and its management team’s extensive technology, investing, financial and transaction experience and their commitment to help Mirion capitalize on the many opportunities ahead of us. We look forward to benefiting from GS Acquisition Holdings Corp II’s support as we work to execute our compelling growth plans.

Q – How is this different from a traditional IPO?

A – Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on the NYSE under a new ticker symbol. A SPAC is not an operating company but rather an entity designed to take operating companies, such as Mirion, public by first raising a pool of capital in its IPO, then investing those proceeds into the selected operating company through a business combination.

Mirion chose GS Acquisition Holdings Corp II as our partner because of their extensive technology, investing, financial, and transaction experience and their commitment to help Mirion capitalize on the many opportunities ahead of us. We look forward to benefiting from GS Acquisition Holdings Corp II’s support as we work to execute our compelling growth plans.

Q – What does it mean to be a “public company”?

A – To be a public company means that the company is permitted to offer its securities (stock, bonds, etc.) for sale to the general public, typically through a national exchange, such as NYSE or Nasdaq, and is required to disclose its financial and business information regularly to the public.

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Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Mirion with a number of benefits, including:

•	access to a source of capital to help fund our growth;

•	the ability to further support our growth and operations;

•	improved awareness and brand recognition; and

•	enhanced credibility that comes with being a listed company on an exchange.

Q – Will our company name change?

A – No. The combined company’s name will be Mirion Technologies, Inc.

Q – What exchange will Mirion list on and what will the ticker symbol be?

A – The combined company is expected to remain listed on the NYSE under the new ticker “MIR.”

Q – Can I buy stock in Mirion or GSAH?

A – No. GSAH is currently a publicly traded company on the New York Stock Exchange and trading in GSAH securities are subject to U.S. insider trading laws regarding the use of material non-public information. Accordingly, you should not trade GSAH shares, warrants or any related products like options, futures, or other derivatives during the pendency of the business combination. Mirion’s shares and others securities are not publicly traded, and you should not look to purchase such securities either. We will provide more information on our go-forward trading policy when we are closer to the closing of the transaction.

Q – Has Mirion’s management committed to stay on after the transaction is complete?

A – We expect Mirion’s experienced management team, which is dedicated to our long-term success, to continue to lead the company. Tom Logan will remain CEO of Mirion Technologies. Larry Kingsley, former CEO of Pall Corporation and IDEX Corporation, will serve as Chairman of Mirion and will support Tom’s efforts to guide the company.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will provide access to additional capital to accelerate our growth, pay down our debt, enhance our market leading product innovation strategy and capitalize on our many opportunities to create value across the nuclear, diversified industrial and medical segments. We plan to continue to remain focused on operational excellence.

Our commitment to our employees, partners, and customers will not change. We may hire additional team members to support our ability to comply with public company obligations and to function as a public company.

Q – What will the new organizational structure look like?

A – We expect Mirion’s management team, which is dedicated to our long-term success, to continue to lead the company. Tom Logan will remain CEO of Mirion Technologies. Larry Kingsley, former CEO of Pall Corporation and IDEX Corporation, will serve as Chairman of Mirion and will support Tom’s efforts to guide the company.

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Employee FAQs

Q – How does going public affect me as an employee?

A – We expect that going public will have little practical impact on your day-to-day responsibilities.

Importantly, as a public entity there are strict rules that dictate how Mirion and its employees are permitted to publicly speak about the company and its business endeavors. Therefore, is it critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, upcoming deals, or make any forward-looking statements relating to Mirion’s future business.

Q – Will there be a job for me once Mirion is publicly traded?

A – There are no expected staffing changes as a direct result of Mirion becoming a publicly traded company.

Q – Will my role and responsibilities change?

A – There are no plans for significant changes of roles and responsibilities for Mirion employees as a result of Mirion going public.

Q – How will my benefits be impacted?

A – Your benefits are not expected to be impacted from Mirion becoming a publicly traded company.

Q – What are the implications of this transaction to customers?

A – Mirion will continue to provide the high quality of radiation detection, measurement, monitoring and analysis equipment and services that our customers expect from us. Customers and partners can consider this to be business as usual here at Mirion.

Q – Who should I ask if I have any questions about being an employee of a public company?

A – Please refer any additional questions to gopublic@mirion.com.

Q – Who should I contact with questions about the transaction?

A – If you have any questions about this transaction, please e-mail us at gopublic@mirion.com. If you have received investor or media inquiries about the transaction, please refer media inquiries to MirionPR@icrinc.com and investor inquiries to Tom Knott at tom.knott@gs.com.

External Communications as a Public Company

Q – What kind of disclosure must a public company provide?

A – Public companies must provide regular disclosure to the market of significant developments affecting their business and/or the value of their securities. There are two general types of public disclosure obligations imposed on public companies. First, the company is obligated to file various periodic reports and statements with the Securities and Exchange Commission (SEC), all which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e., an acquisition, entry into a material business agreement, election of a new director, etc.).

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Q – How will becoming public change the way Mirion communicates?

A – We will still promote the business as we have done in the past. However, following the end of every fiscal quarter or fiscal year we will announce our financial results in a public forum. This process involves a press release detailing our financial results for the quarter or fiscal year and a business update if necessary or desirable (i.e., the company’s earnings release). This press release will be issued via a newswire service and will also be posted on our website. The release may be followed by a conference call that will be open to the public, including employees and the investment community. Outside of the financial reporting process, we will communicate with investors, but must only discuss information that is contained in press releases, quarterly and annual SEC filings and annual reports, proxy statements, investor presentations, and other publicly issued information.

Q – Where can I find GSAH’s and Mirion’s SEC filings?

A – GSAH’s filings can be found on the SEC’s website at www.sec.gov. Following the closing of the business combination, GSAH will be renamed Mirion Technologies, Inc., and the combined company’s filings will continue to be available on the SEC’s website at www.sec.gov.

Q – Who are the spokespeople for Mirion?

A – Do not speak to members of the media about Mirion or comment publicly on the business. If you are contacted by a member of the media please immediately refer them to the ICR team at MirionPR@icrinc.com.

Q – Can I comment on or discuss Mirion’s performance or how the business is doing?

A – No. You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working.

Q – Can I discuss future plans, business, and/or growth projections as it relates to work I do at Mirion?

A – No. As a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Do not discuss future plans or business projections externally.

Q – Customers are asking me questions about going public or about the health of our business, what should I tell them?

A – We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create regulatory trouble.

We have already prepared communications to go out to our partners and customers explaining the transaction and what this opportunity means for all of us. If your friends, family, or business contacts want information regarding the transaction, please direct them to our press release.

If someone asks you about the process of going public or company fundamentals, the best response is, “I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members,” and share the request with gopublic@mirion.com.

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Q – Can I forward or repost internal memos?

A – No. Do not forward to anyone or repost for public or private consumption any executive or internal memos. We send these materials to you in an effort to offer as much transparency as possible to our employees and expect all employees to respect the confidential nature of these communications.

Q – Can I post on social media about Mirion or GSAH?

A – Please do not comment on the transaction on social media or share any postings.

Insider Trading

Q – Can I trade GSAH’s stock, warrants or other securities?

A – GSAH is currently a publicly traded company on the New York Stock Exchange and trading in GSAH securities are subject to U.S. insider trading laws regarding the use of material non-public information. Accordingly, don’t trade GSAH shares, warrants or any related products like options, futures, or other derivatives during the pendency of the business combination. We will provide an insider trading policy to be effective upon closing but for now, please follow one simple rule, and don’t trade in GSAH’s securities.

Q – What is Insider Trading?

A – Federal securities laws prohibit directors, officers, employees, and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

Q – What exactly is material non-public information?

A – Material non-public information is any information about a company that has not been widely disseminated to the general public and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed product launches, information about new markets a company may enter, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with Emma Lee, Mirion’s General Counsel, if you have any questions about whether information you possess would constitute material non-public information.

Q – When is information considered “public”?

A – Information becomes public when it has become generally available to the public. For example, information becomes “public” after it has been disclosed in an SEC filing, or is announced via a press release that is carried by a major wire service. Unless you have seen the material information publicly disseminated, you should assume the information is non-public. Even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it “public” for trading purposes.

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Q – Do the restrictions on insider trading apply only to employees?

A – The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee’s home. Anyone can be an insider if he/she is trading securities on material non-public information.

Q – I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

A – This is a problem that could be costly for you and Mirion. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to jail. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

Q – I would never trade on inside information, but what if I give my dad a tip just before a big news release…can he get in trouble?

A – Yes, he would be violating the law, as would you. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to jail.

Q – I’m involved with a project at work performing due diligence on ABC Company, which we are likely to acquire or partner with. The transaction could cause GSAH’s, or after the transaction Mirion’s, and ABC Company’s stock to increase substantially. I know I cannot trade GSAH’s or Mirion’s stock, but can I trade ABC Company stock?

A – No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

Q – These are a lot of rules. How will I ever know whether I can trade in GSAH’s or Mirion securities?

A – For now, please follow one simple rule, and don’t trade in GSAH’s securities. We will communicate an insider trading policy before the closing of the business combination. In the meantime, please contact Emma Lee, General Counsel, if you have any questions.

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Mirion’s Social Media Guidelines

This is an exciting deal for Mirion that will help to fuel its growth, and we understand that Mirion team members may want to share this information with their networks.

What follows are recommendations and guidelines for posting to social media, which cover both Mirion and its employees.

DO

•	Mirion can share the press release across its social channels with a brief post summarizing the news; any such posting must include a link to a document containing applicable legends for the transaction (the deal press release will contain such legends)

•	Employees should feel free to “like” the posts that are made by Mirion on its Facebook, Twitter and LinkedIn accounts but should not share the posts or add commentary

DON’TS

•	Do not post anything regarding the transaction on social media, do not comment on any posts by Mirion and do not share the posts

•	Do not share any non-public, material (including information about new contract awards, technological developments, financial information, operational information, outlooks on the business, or any other information that might impact the valuation of the stock) information

•	Do not share any privileged communications (e.g. internal communications, emails with developers, etc.)

•	Do not comment on stock price

•	Do not talk about your own stock holdings of the company

•	Do not comment about the state of the business

•	Do not make any forward-looking comments or predictions

•	Do not comment about the competition

•	Do not share any confidential customer information

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this communication, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the preliminary proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this communication speak only as of the date of this communication. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

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Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by GSAH with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of GSAH’s common stock in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of Mirion relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about GSAH, Mirion and the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to GSAH’s stockholders as of a record date to be established for voting on the proposed business combination. GSAH’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that GSAH intends to file with the SEC.

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